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                                                              Exhibit 99.(a)(10)

                    OLDHAM INSTITUTIONAL TAX CREDITS LLC
                              101 ARCH STREET
                             BOSTON, MA  02110
                           (800) 829-9213 EXT. 12

                              August 25, 1997

     OFFER TO BUY UNITS OF BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED
                                PARTNERSHIP
                  INCREASED PRICE AND EXTENSION OF OFFER

Dear Limited Partners of Boston Financial Tax Credit Fund VIII:

OLDHAM INSTITUTIONAL TAX CREDITS, LLC (THE "PURCHASER") HAS INCREASED THE PURCHASE PRICE IN ITS OFFER TO PURCHASE UNITS IN BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. VIII (THE "PARTNERSHIP") TO $925.00 PER UNIT. IN ADDITION, THE OFFER PERIOD HAS BEEN EXTENDED TO MIDNIGHT, EASTERN TIME, ON SEPTEMBER 8, 1997. AS WE NOTED PREVIOUSLY, THIS IS A CONVENIENT OPPORTUNITY TO SELL YOUR UNITS.

The purchase price in the Purchaser's original offer was based on trading prices for Units in the secondary market during the twelve-month period ended June 30, 1997 and the estimated present value of the expected remaining Low-Income Housing Credits. The increase in purchase price is in response to a change in the market conditions caused by a competing offer being made by affiliates of Everest Properties II, LLC (collectively "Everest") and the increase in the purchase price of the Everest offer to $925.00 per Unit. Please consider the following points:

- This is a net price to Limited Partners. All transfer costs and fees will be paid for by Oldham.

- Oldham will accept any number of units tendered by the Limited Partners, up to a total of 9,125 Units, subject to the terms and conditions in the Offer to Purchase dated July 24, 1997, as supplemented by the Supplement to Offer to Purchase dated August 18, 1997 and as further supplemented by the attached Supplement to Offer to Purchase dated August 25, 1997 (the "Offer").

- Limited Partners who choose to sell their Units will forgo future Low-Income Housing Credit allocations and distributions, if any. There can be no assurance that the overall benefits of continuing ownership would not exceed the benefits of selling now.

- There is a conflict between the desire of the Purchaser to purchase the Units at a low price and the desire of the tendering Limited Partners to sell their Units at a high price. The Purchaser is an affiliate of the General Partner. Therefore, the General Partner has a conflict of interest in responding to the Offer between the best interest of the tendering Limited Partners in getting that high price and the best interest of its affiliate, the Purchaser, in paying that low price.

- No independent third party has been retained to evaluate or render an opinion with respect to the fairness of the purchase price. There can be no assurance that such a third party would agree that the purchase price is fair.

- The Purchaser anticipates that the sale of Units will NOT cause a recapture of Low-Income Housing Credits previously taken.

- The offering period has been extended and will expire at midnight, Eastern time, on September 8, 1997.

- LIMITED PARTNERS WHO HAVE PREVIOUSLY TENDERED THEIR UNITS NEED TAKE NO FURTHER ACTION. THESE PARTNERS WILL AUTOMATICALLY RECEIVE THE HIGHER PRICE.

  COMPETING OFFER FROM EVEREST

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- Everest's offer is NOT net of Partnership transfer fees, WHICH MEANS THAT A
  LIMITED PARTNER WHO TENDERS TO EVEREST WILL BE REQUIRED TO PAY A TRANSFER FEE OF $10 PER UNIT TRANSFERRED ($100 MINIMUM).

- Everest's offer is for a maximum of 1,825 Units, which is less than Oldham's maximum of 9,125 Units. It is a more likely possibility that Everest may not be able to accept all the Units tendered to it because proration, or rejection, of some tendered Units may occur at the lower maximum level established by Everest.

This letter supplements and amends the material previously sent to you concerning the Oldham Offer (the "Oldham Disclosure Materials"). Oldham reserves the right to extend, terminate or amend the Oldham Offer pursuant to the terms set forth in the Oldham Disclosure Materials, as hereby amended and supplemented. Any extension, termination or amendment of the Oldham Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Oldham may choose to make any public announcement, Oldham will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Oldham Offer, Oldham will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

A Limited Partner's decision to sell his/her units in the Partnership should be based on many factors including investment objectives, ability to use the Partnership's current benefits and the willingness to wait for potential property sale proceeds for an additional eight years or more. The enclosed supplement to the Offer to Purchase should be read very carefully. IT PROVIDES SPECIFIC DETAILS ABOUT THE REVISED TERMS OF THE OFFER AND ITS CONSEQUENCES TO YOU. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND INVESTMENT IMPLICATIONS TO YOU OF ACCEPTING THE OFFER. To accept the Offer, complete and sign the Letter of Transmittal which is enclosed and return it in the postage paid return envelope. If you need additional forms, please contact The Herman Group at 1-800-243-8440. In addition, please feel free to call Oldham Institutional Tax Credits LLC at 1-800-829-9213 ext. 12 if you have any questions.

Sincerely,

Oldham Institutional Tax Credits LLC